SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                             Scholastic Corporation
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    807066105
                                    ---------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

                                                               Page 2 of 5 Pages

                                  SCHEDULE 13G

CUSIP NO. 807066105



1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Mary Sue Robinson Morrill

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                     a. |_|
                                     b. |_|

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                           5        SOLE VOTING POWER
  NUMBER OF                                 2,006
   SHARES
BENEFICIALLY               6        SHARED VOTING POWER
  OWNED BY                              1,776,734
    EACH
  REPORTING                7        SOLE DISPOSITIVE POWER
   PERSON                                   2,006
    WITH
                           8        SHARED DISPOSITIVE POWER
                                        1,776,734

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           1,778,740

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                     |_|

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                           11.3%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN

                                                               Page 3 of 5 Pages

ITEM 1.

     (a) NAME OF ISSUER

            Scholastic Corporation


     (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

            555 Broadway
            New York, New York 10012


ITEM 2.

     (a) NAME OF PERSON FILING

            Mary Sue Robinson Morrill

     (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

            140 Bunker Hill Road
            Salisbury, CT  06068

     (c) CITIZENSHIP

            United States


     (d) TITLE OF CLASS OF SECURITIES
            Comon Stock, par value $.01 per share


     (e) CUSIP NUMBER

            807066105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.


ITEM 4.     OWNERSHIP (AT DECEMBER 31, 1997)

     (a) AMOUNT BENEFICIALLY OWNED

            1,778,740 (see Note to Item 4(a))

                                                               Page 4 of 5 Pages

Note to
Item 4(a): Includes (A) 377,540 shares of Common Stock held by three trusts of which Mary Sue Robinson Morrill and her husband, William F. Morrill, are trustees, with shared voting and investment power with respect to such shares, and (B) 2,006 shares of Common Stock for which Mary Sue Robinson Morrill is custodian for her son. Also includes shares owned by (C) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 841,546 shares of
            Common Stock and (ii) 324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value $.01 per share, and (D) the Trust under the Will of Florence
            L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 175,000 shares of Common Stock and (ii) 58,338 shares of Common Stock which are receivable upon conversion of 58,338 shares of Class A Stock, par value $.01 share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust, and Richard Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust. Mary Sue Robinson Morrill, as trustee, disclaims beneficial ownership of such shares.

     (b) PERCENT OF CLASS

            11.3%

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            i)     SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                                    2,006

            ii)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                                    1,776,734        (see Note to Item 4(a))

            iii)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    2,006

            iv)    SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                                    1,776,734        (see Note to Item 4(a))


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not applicable.


ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                                                               Page 5 of 5 Pages

            Each of the trusts referred to in the Note to Item 4(a) above has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and/or Class A Stock referred to in the Note to Item 4(a) as being owned by it. In addition, the right to receive dividends from, or the proceeds from the sale of, 2,006 shares of Common Stock accrues to Mary Sue Robinson Morrill in her capacity as custodian for her son.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.


ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.


ITEM 10.    CERTIFICATION

            Not applicable.



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 13, 1998
                                                -----------------
                                                     Date



                                                /s/Mary Sue Robinson Morrill
                                                ----------------------------
                                                    Signature



                                                Mary Sue Robinson Morrill
                                                -------------------------
                                                     Name/Title